FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2008

STAR BULK CARRIERS CORP.

(Translation of registrant's name into English)

Star Bulk Carriers Corp.
Aethrion Center, Suite B-34
40 Ag. Konstantinou
Maroussi 15124
Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|


INFORMATION CONTAINED IN THIS FORM 6-K REPORT

EXHIBIT 1

STAR BULK DELIVERS THE PANAMAX ‘STAR IOTA’ TO ITS BUYERS

Athens, Greece, October 7, 2008 - Star Bulk Carriers Corp. (NASDAQ:SBLK) announced today that it has delivered the Star Iota, a Panamax bulk carrier of approximately 78,585 dwt, built in 1983 in S. Korea to its buyers. The Star Iota had been previously sold for approximately $18.3 million.

With the delivery of Star Iota to its buyers, Star Bulk has completed all deliveries of vessels for either purchase or sale, to date. Star Bulk’s fleet currently consists of twelve dry bulk carriers. The contracted fleet operating days under time charter in 2008, 2009 and 2010 is currently 100%, 90% and 69% respectively.

Akis Tsirigakis, President and CEO of Star Bulk commented: “We are pleased to have delivered the oldest vessel of our fleet to its buyers. This disposal has reduced by 1.3 years the average age of the fleet to 9.4 years, well below the industry average of about 17 years. Star Bulk’s limited exposure to current market volatility because of its high charter coverage, coupled with a strong balance sheet affords us flexibility in planning our company’s path and to take advantage of opportunities that may arise.”

Fleet Table:

Vessel Name	Type	DWT	Year Built	Time Charter Expiry (1)	Time Charter Rate (2)
Capesize Fleet
Star Alpha	Capesize	175,075	1992	Jul 5 - Oct 5, 2009	$47,500
Star Beta	Capesize	174,691	1993	Feb 12 - May 2, 2010	$106,500
Star Sigma	Capesize	184,400	1991	Mar 1 - Mar 31, 2009 Mar 2010 Mar 2011 Mar - Aug 2012	$100,000 $ 69,000 $ 63,000 $ 57,000
Star Ypsilon	Capesize	150,940	1991	Jul 2009 Jul 2010 Jul 2011	$112,600 $93,300 $74,100
Supramax Fleet
Star Gamma	Supramax	53,098	2002	Jan 4 - Feb 14, 2009 Feb 2010 Feb 2011 Jan -Mar 2012	$28,500 $45,000 $38,000 $31,000
Star Delta	Supramax	52,434	2000	Feb 7 - May 7, 2009	$25,800
Star Epsilon	Supramax	52,402	2001	Dec 15, ’08- Mar 15, ’09 Feb 2014 – May 2014	$25,550 $32,400
Star Zeta	Supramax	52,994	2003	May 2008 Apr 2011 – Jul 2011	$65,000 $42,500
Star Theta	Supramax	52,425	2003	April 2 - Jun 16, 2009	$32,500
Star Kappa	Supramax	52,055	2001	Aug 24 - Nov 23, 2010	$47,800
Star Omicron	Supramax	53,489	2005	Feb - May 2011	$ 43,000
Star Cosmo	Supramax	52,247	2005	Mar 2009 Mar 2010 Mar 2011	$55,900 $41,900 $27,900
Grand Total	12	1,106,250

(1)

Range represents the earliest and latest expiry dates allowed by the charter party. Charterers have the right to add off-hire days, if any, which occurred during the charter period.

(2)

Represents the gross daily rate

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks such as bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and is headquartered in Athens, Greece. Its common stock and warrants trade on the NASDAQ Global Market under the symbols "SBLK" and "SBLKW" respectively. Currently, Star Bulk has an operating fleet of twelve dry bulk carriers. The total fleet consists of four Capesize and eight Supramax dry bulk vessels with an average age of approximately 9 years and a combined cargo carrying capacity of 1,106,250 deadweight tons.

Forward-Looking Statements

The information in this press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding: (1) the delivery and operation of assets of Star Bulk; (2) Star Bulk's future operating or financial results; (3) future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; (4) drybulk market trends, including charter rates and factors affecting vessel supply and demand; and (5) other statements identified by words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," or words of similar meaning.

Such forward looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Star Bulk's examination of historical operating trends, data contained in their records and other data available from third parties. Although Star Bulk believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond their control, Star Bulk cannot assure you that Star Bulk will achieve or accomplish these expectations, beliefs or projections. Important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of a seller to deliver one or more vessels, the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in Star Bulk's operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Additional factors that could cause Star Bulk's results to differ materially from those described in the forward-looking statements can be found in Star Bulk's Registration Statement on Form F-1/F-4 and reports on Form 6-K filed with the Securities and Exchange Commission (the "SEC") and available at the SEC's Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and Star Bulk disclaims any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.

Contacts:
Company:
George Syllantavos

CFO
Star Bulk Carriers Corp.
Aethrion Center, Suite B-34
40 Ag. Konstantinou
Maroussi 15124
Athens, Greece
E-mail: ir@starbulk.com
www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: nbornozis@capitallink.com
www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.

(Registrant)

Dated October 07, 2008

By:

/s/ PROKOPIOS TSIRIGAKIS

Name: Prokopios Tsirigakis

Title: Chief Executive Officer and President